     As filed with the Securities and Exchange Commission on September 3, 1998

                                          REGISTRATION STATEMENT NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            -------------------------

                          AVALON BAY COMMUNITIES, INC.
             (Exact name of Registrant as specified in its charter)

                           -------------------------

        Maryland                                        77-0404318
(State of incorporation)                 (I.R.S. Employer Identification Number)

                        2900 EISENHOWER AVENUE, SUITE 300
                           ALEXANDRIA, VIRGINIA 22314
                                 (703) 329-6300

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                        -------------------------------

                               RICHARD L. MICHAUX
                             CHIEF EXECUTIVE OFFICER
                          AVALON BAY COMMUNITIES, INC.
                        2900 EISENHOWER AVENUE, SUITE 300
                           ALEXANDRIA, VIRGINIA 22314
                                 (703) 329-6300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                          ----------------------------

                                 WITH COPIES TO:
                              DAVID W. WATSON, P.C.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is used to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         -----------------------------

                                          CALCULATION OF REGISTRATION FEE
=================================================================================================================================
Title of Securities Being     Amount to be Registered       Proposed Maximum       Proposed Maximum Aggregate       Amount of
 Registered                       Registered            Offering Price Per Unit(1)       Offering Price           Registration Fee
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par          482,313 shares                 $33.0625                  $15,946,474                $4,704.21
 value(2)

=================================================================================================================================

(1) Based upon the average of the high and low sales prices reported on the New York Stock Exchange on September 1, 1998, and estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended.

(2) This Registration Statement also relates to the rights (the "Rights") to purchase shares of Series E Junior Participating Cumulative Preferred Stock of the Registrant which are attached to all shares of Common Stock outstanding as of, and issued subsequent to, March 10, 1998, pursuant to the terms of the Registrant's Shareholder Rights Agreement, dated March 9, 1998. Until the occurrence of certain prescribed events, the Rights are not exercisable, are evidenced by the certificates for Common Stock and will be transferred with and only with such stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL NOR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED SEPTEMBER 3, 1998
PROSPECTUS

                                 482,313 SHARES


                          AVALON BAY COMMUNITIES, INC.


                                  COMMON STOCK

                                 ---------------

     This Prospectus relates to the offer and sale of up to 482,313 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Avalon Bay Communities, Inc. (the "Company"), to the extent the Company may in the future elect to issue such shares to the holders of units of limited partnership interest (the "Units") in Avalon DownREIT V, L.P., a Delaware limited partnership (the "Partnership"), which may be sold by the holders thereof (the holders of the Shares are collectively referred to herein as the "Selling Stockholders"). The Company is the surviving entity from the merger (the "Merger") of Avalon Properties, Inc. ("Avalon") with and into Bay Apartment Communities, Inc. (sometimes hereinafter referred to as "Bay" before the Merger and the "Company" after the Merger) on June 4, 1998. Concurrently with the Merger, the Company changed its name from Bay Apartment Communities, Inc. to Avalon Bay Communities, Inc. Under the terms of the Agreement of Limited Partnership of the Partnership, holders of Units in the Partnership have the right to require the Partnership to redeem their Units for cash, subject to certain conditions. The Company may, however, elect to deliver an equivalent number of shares of Common Stock to the holders of Units in satisfaction of the Partnership's obligation to redeem the Units for cash.

     The Company is registering the Shares pursuant to the Company's obligations under three registration rights agreements. The registration of the Shares does not necessarily mean that all of the Shares will be issued by the Company in satisfaction of the Unit holders' redemption rights or that any of the Shares will be offered or sold by the Selling Stockholders. See "Plan of Distribution" and "Selling Stockholders."

     Each of the Selling Stockholders, directly or through agents, dealers or underwriters, may offer and sell all or a portion of the Shares offered hereby from time to time on terms to be determined at the time of sale. To the extent required by law, the names of any such agent, dealer or underwriter, any applicable commissions or discounts and any other required information with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each Selling Stockholder reserves the right to accept and, together with such Selling Stockholder's agents, dealers or underwriters, to reject, in whole or in part, any proposed purchase of Shares to be made directly or through agents, dealers or underwriters. The Selling Stockholders and any agents, dealers or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which case any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed underwriting commissions or discounts under the Securities Act. See "Registration Rights" for indemnification arrangements between the Company and the Selling Stockholders.

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Pacific Exchange (the "PCX") under the symbol "AVB." On August 26, 1998, the last reported sale price for the Common Stock on the NYSE was $33 11/16 per share. The Company will not receive any proceeds from the sale of Shares by the Selling Stockholders, but has agreed to bear certain expenses of the registration of such Shares under federal and state securities laws.

     SEE "RISK FACTORS" COMMENCING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SHARES OFFERED HEREBY.
                              -------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -------------------

                The date of this Prospectus is September __, 1998.

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, and such electronic versions are available to the public at the Commission's World-Wide Web Site, http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained via EDGAR or by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock, 8.50% Series C Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Series C Preferred Stock"), 8.00% Series D Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Series D Preferred Stock"), 9.00% Series F Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Series F Preferred Stock"), and 8.96% Series G Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Series G Preferred Stock"), are listed on the NYSE and the PCX, and such reports and information can be inspected at the NYSE, 20 Broad Street, New York, New York 10005, and at the PCX, 301 Pine Street, San Francisco, California 94104.

     In accordance with Section 2-210 of the Maryland General Corporation Law, as amended (the "MGCL"), the Board of Directors has authorized the issuance of some or all of the shares of any or all of its classes or series of stock without certificates. In addition, the Company has the authority to designate and issue more than one class or series of stock having various preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption. See "Description of Preferred Stock" and "Description of Common Stock." The Company's Charter imposes limitations on the ownership and transfer of the Company's stock. See "Restrictions on Transfers of Stock." The Company will furnish a full statement of the relative rights and preferences of each class or series of stock of the Company which has been so designated and any restrictions on the ownership or transfer of stock of the Company to any stockholder upon request and without charge. Written requests for such copies should be directed to: Avalon Bay Communities, Inc., 2900 Eisenhower Avenue, Suite 300, Alexandria, Virginia 22314, Attention: Chief Financial Officer.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:
(i) Annual Report on Form 10-K for the fiscal year ended December 31, 1997, (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998, (iii) Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998, (iv) Current Report on Form 8-K filed January 8, 1998, (v) Current Report on Form 8-K filed January 21, 1998, (vi) Current Report on Form 8-K filed March 11, 1998,
(vii) Current Report on Form 8-K filed March 27, 1998, (viii) Current Report on Form 8-K filed April 16, 1998, (ix) Current Report on Form 8-K filed April 22, 1998, (x) Current Report on Form 8-K filed June 19, 1998, as amended by Form 8-K/A filed June 26, 1998, (xi) Current Report on Form 8-K filed July 9, 1998,
(xii) Current Report on Form 8-K filed August 5, 1998, (xiii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-B dated June 7, 1995, and (xiv) the description of the Company's Rights to purchase shares of the Company's Series E Junior Participating Cumulative Preferred Stock par value $.01 per share, contained in the Company's Registration Statement of Form 8-A filed March 11, 1998.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, at the request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to: Avalon Bay Communities, Inc., 2900 Eisenhower Avenue, Suite 300, Alexandria, Virginia 22314, Attention:
Chief Financial Officer (Tel. # (703) 329-6300). In addition, the public may read and copy any materials filed by the Company with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Pubic Reference Room by calling the Commission at 1-800-SEC-0330.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in an applicable Prospectus Supplement) or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus or any Prospectus Supplement, except as so modified or superseded.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "believe," "expect," "anticipate," "intend," "estimate," "assume" and other similar expressions which are predictions of or indicate future events and trends and which do not relate solely to historical matters identify forward-looking statements. In addition, information concerning acquisition, construction, reconstruction, development, redevelopment, occupancy and completion of the Company's communities and related cost and EBITDA estimates are forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are in some cases beyond the control of the Company and may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements.

     Factors that might cause such a difference include, but are not limited to, the following: the Company may fail to secure or may abandon development or redevelopment opportunities; construction or reconstruction costs of a community may exceed original estimates; construction or reconstruction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction or reconstruction costs and reduced rental revenues; occupancy rates and market rents may be adversely affected by local economic and market conditions which are beyond management's control; financing may not be available, or may not be available on favorable terms; the Company's cash flow may be insufficient to meet required payments of principal and interest; existing indebtedness may mature in an unfavorable credit environment, preventing such indebtedness from being refinanced, or, if refinanced, causing such refinancing to occur on terms that are not as favorable as the terms of existing indebtedness; and unanticipated expenses or delays in resolving "Year 2000" issues either by the Company or by those with whom the Company does business. In addition, the factors described under "Risk Factors" in this Prospectus may result in such differences. Prospective purchasers of the Shares offered hereby should carefully review all of these factors, which may not be an exhaustive list of such factors.


                                  RISK FACTORS

     A purchase of the Shares of Common Stock involves various risks. Prospective purchasers should consider the following risk factors:

FAILURE TO MANAGE RAPID GROWTH AND INTEGRATE OPERATIONS FOLLOWING THE RECENT MERGER

     The Company is currently in a period of rapid growth as a result of the Merger and through the acquisition and development of additional apartment communities. As of August 10, 1998, after completing the Merger, the Company owned 145 apartment communities with approximately 42,318 apartment homes (in each case, including those under development and redevelopment), an increase of 23,677 in the number of apartment homes in Bay's pre-Merger portfolio. The integration of the departments, systems, operating procedures and information technologies of Bay and Avalon, as well as future acquisitions and developments, will present a significant challenge to Management. The failure to successfully integrate those systems and procedures into one operating philosophy could have a material adverse effect on the results of operations and financial condition of the Company. There can be no assurance that the Merged Company will be able to integrate and manage these operations effectively or maintain or improve the historical financial performances of Bay and Avalon.

POSSIBILITY THAT THE EXPECTED BENEFITS OF THE MERGER WILL NOT BE REALIZED

     The Company expects that the Merger will result in reduced expenses, which could have a favorable effect on the Company's Funds From Operation ("FFO") per share on a pro forma basis for the second half of fiscal year 1998 and for future periods. However, no assurance can be given that the anticipated expense reductions will be realized or that unanticipated costs will not arise as a result of the Merger. For example, although we believe that we have reasonably estimated the likely costs of integrating the operations of Bay and Avalon, as well as the incremental costs of operating as a combined company, it is possible that unexpected future operating expenses (such as increased personnel costs, increased property taxes or increased travel expenses) could have a material adverse effect on the results of operations and financial condition of the Company. If the expected savings are not realized or unexpected costs are incurred, the Merger could have a significant adverse effect on the Company's FFO per share.

INABILITY TO CONTINUE EXTERNAL GROWTH RATE

     As of June 30, 1998, the Company had a real estate asset base in excess of $3.6 billion, which is significantly larger than the asset base managed by the respective management teams of Bay and Avalon in the past. This should make it possible for the Company to access capital for the acquisition, development and redevelopment of apartment communities on terms more favorable than those available to companies with a smaller asset base. However, we may be forced to limit our acquisition, development and redevelopment activities as we attempt to integrate the two companies' operations. Furthermore, as a result of the Company's revised minimum required target returns, particularly for new community acquisitions that do not require redevelopment, and current market conditions, we anticipate that acquisition activity will diminish significantly for the remainder of 1998. Accordingly, there can be no assurances that the external growth rate of the Company will equal or exceed the historical external growth rates of either Bay or Avalon.

DEVELOPMENT, REDEVELOPMENT AND ACQUISITION RISKS

     We intend to continue to develop and redevelop apartment home communities using integrated development, redevelopment and underwriting policies derived from the respective strengths of Bay and Avalon. In addition to the risk that we will be unable to successfully integrate the development and redevelopment as well as construction and reconstruction policies of Bay and Avalon, other risks associated with the Company's development and redevelopment activities may include: development and redevelopment opportunities explored by the Company may be abandoned; construction and reconstruction costs of a community may exceed original estimates due to increased materials, labor or other costs, which could make completion of the community uneconomical; occupancy rates and rents at a newly completed development or redevelopment community may fluctuate depending on a number of factors, including market and general economic conditions, and may not be sufficient to make the original estimated unleveraged returns on cost for the community; financing may not be available on favorable terms for the development or redevelopment of a community; and construction or reconstruction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction or reconstruction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. The occurrence of any of the events described above could have a material adverse effect on the Company's ability to achieve its projected yields on communities under development or redevelopment and could prevent the Company from making expected distributions to stockholders. See "--Real Estate Investment Risks."

     Construction costs have been increasing in the Company's target markets. The cost to develop new communities and redevelop acquired communities has, in some cases, exceeded Management's original estimates. We may experience similar cost increases in the future. There can be no assurance that we will be able to charge rents upon completing the development or redevelopment of communities that will be sufficient to offset the effects of any increases in construction or reconstruction costs.

     Acquisitions entail risks that investments will fail to generate expected returns and that estimates of the costs of improvements to bring an acquired community up to standards established for the market position intended for that community will prove inaccurate. Acquisitions also involve general investment risks associated with any new real estate investment. Although we will undertake an evaluation of the physical condition of each new community before it is acquired, certain defects or necessary repairs may not be detected until after the community is acquired, which could significantly increase our total acquisition costs.

NEW MARKETS

     The Company (including Avalon before the Merger) has expanded its ownership and operations of apartment communities into new markets in recent years. In 1996, Bay expanded its operations beyond its then-current Northern California market areas into certain Southern California (including Orange, Los Angeles and San Diego Counties) and Pacific Northwest markets. Similarly, before the Merger, Avalon had expanded its operations beyond its historical Mid-Atlantic and Northeast market areas into certain Midwest and Pacific Northwest markets. We intend to make other selective investments in these markets from time to time and may also make other selective investments in high barrier-to-entry markets outside of our current market areas if appropriate opportunities arise. We have significant management expertise in Northern California, the Mid-Atlantic and the Northeast. However, this expertise may not assist us in our expansion into new markets. Like the risks associated with the addition of a substantial number of new communities, our entry into new market areas will require, among other things, that we successfully apply our experience to these new market areas. While we intend to maintain a management team in each expansion market, we may be exposed to risks associated with, among other things, (i) a lack of market knowledge and understanding of the local economy, (ii) an inability to obtain land for development and to identify property acquisition opportunities, (iii) an inability to obtain construction tradespeople, (iv) sudden adverse shifts in supply and demand factors and (v) an unfamiliarity with local governmental and permitting procedures.

DEPENDENCE ON PRIMARY MARKETS

     Bay's historical experience is in Northern California (primarily in the San Francisco Bay Area), where 41 of the Company's 145 communities are located. Avalon's historical experience is in the Mid-Atlantic and Northeast markets, where 68 of the Company's 145 communities are located. Consequently, economic conditions in these markets will significantly influence the future performance of the Company. As a result of the Merger, the Company has a more geographically diverse portfolio, which should provide additional stability in the event of adverse economic conditions in any one region or market. However, a decline in the economy in one or more of these markets, or in the United States generally, may materially and adversely affect our operating results and our ability to make expected distributions to stockholders.

REAL ESTATE FINANCING RISKS

     No Limitation on Debt. The ratio of debt to total market capitalization of the Company immediately following the Merger on June 4, 1998 was 32%. Certain debt covenants in credit facilities and senior unsecured debt offerings of the Company limit the amount of debt that can be incurred, but the charter and bylaws of the Company do not contain any limitation on the amount of indebtedness the Company may incur. Without restrictions in the Company's charter or bylaws, the Company could increase the amount of outstanding indebtedness at any time.

     Existing Debt Maturities, Balloon Payments and Refinancing Risks. We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. We anticipate that only a small portion of the principal of the Company's indebtedness will be repaid prior to maturity. Although the Company may be able to use its cash flow to make future principal payments, there can be no assurances that sufficient cash flow will be available to make all required principal payments. Therefore, it may be necessary to refinance at least a portion of its outstanding debt as it matures. Accordingly, there is a risk that existing indebtedness will not be able to be refinanced or that the terms of any refinancing will not be as favorable as the terms of the existing indebtedness.

     Risk of Rising Interest Rates. We expect to incur variable rate indebtedness under credit facilities or in connection with the acquisition, construction and reconstruction of multifamily apartment communities in the future, as well as for other purposes. Accordingly, increases in interest rates will increase our interest costs (to the extent that the related indebtedness is not protected by interest rate protection arrangements).

     Bond Compliance Requirements. Certain of the Company's apartment communities are financed with obligations issued by various local government agencies or instrumentalities, the interest on which is exempt from federal income taxation. These obligations are commonly referred to as "tax-exempt bonds." Compared to unsecured debt, tax-exempt bonds are less cost competitive than in prior years and, moreover, generally must be secured by communities. Because of the Company's greater access to unsecured debt compared to prior years and the required encumbrances for tax-exempt bonds, we expect that our use of tax-exempt bonds to finance communities will decline. Under the terms of tax-exempt bonds, we will have to comply with various restrictions on the use of the communities financed by such bonds, including a requirement that a percentage of apartments be made available to low and middle income households. The bond compliance requirements for the Company's current tax-exempt bonds, and the requirements of any future tax-exempt bond financing of the Company, may have the effect of limiting the Company's income from communities subject to such financing. In addition, certain of the tax-exempt bond financing documents require that a financial institution (the "credit enhancer") guarantee payment of principal of, and interest on, the bonds, which may take the form of a letter of credit, surety bond, guarantee agreement or other additional collateral. If the credit enhancer defaults in its credit enhancement obligations, or we are unable to renew the applicable credit enhancement or otherwise post satisfactory collateral, a default will occur under the applicable tax-exempt bonds and the community could be foreclosed upon.

REAL ESTATE INVESTMENT RISKS

     General Risks. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the communities do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to pay distributions to its stockholders will be adversely affected.

     An apartment community's revenues and value may be adversely affected by a number of factors, including the national economic climate; the local economic climate (which may be adversely impacted by plant closings, industry slowdowns and other factors); local real estate conditions (such as an oversupply of or a reduced demand for apartment homes); the perceptions by prospective residents of the safety, convenience and attractiveness of the community; the ability of the owner to provide adequate management, maintenance and insurance; and increased operating costs (including real estate taxes and utilities). Certain significant expenditures associated with each equity investment (such as mortgage payments, if any, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If a community is mortgaged to secure payment of indebtedness, and if we are unable to meet the mortgage payments, a loss could be sustained as a result of foreclosure on the community or the exercise of other remedies by the mortgagee. In addition, real estate values and income from communities are also affected by such factors as the cost of compliance with government regulations, including zoning and tax laws, interest rate levels and the availability of financing.

     Operating Risks. Each of the Company's communities is subject to all of the operating risks common to apartment communities in general, any and all of which might adversely affect apartment home occupancy or rental rates. Increases in unemployment and a decline in household formation might adversely affect occupancy or rental rates. Increases in operating costs due to inflation and other factors may not be offset by increased rents. Residents may be unable or unwilling to pay rent increases. Rent control or rent stabilization laws or other laws regulating housing are applicable in certain of the cities in the markets where the Company owns communities and may be enacted in the future in other locations where the Company's communities are located or may be acquired; compliance with these laws may prevent us from raising rents to offset increases in operating costs. Similarly, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurs, the Company's ability to achieve its desired yields on its communities and to make expected distributions to stockholders could be adversely affected.

     Market Illiquidity. Equity real estate investments are relatively illiquid. This illiquidity will tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, our ability to sell communities held for fewer than four years will be limited by the Internal Revenue Code of 1986, as amended (the "Code"), which may affect our ability to sell communities without adversely affecting returns to stockholders.

     Competition. There are numerous housing alternatives that compete with the Company's apartment communities in attracting residents. The communities compete directly with other rental apartments and single-family homes that are available for rent in the markets in which the communities are located. The communities also compete for residents with the new and existing single-family home markets. The number of competitive residential communities in a particular area could have a material adverse effect on our ability to lease apartment homes and on the rents charged. In addition, competitors for acquisitions and development communities may have greater resources than the Company, thereby putting us at a competitive disadvantage.

NATURAL DISASTERS

     Many of the Company's West Coast communities are located in the general vicinity of active earthquake faults. In July 1998, the Company obtained a seismic risk analysis from an engineering firm which estimated the probable maximum damage ("PMD") for each of the 60 communities that the Company owned at that time and for each of the five communities under development, individually and for all of those communities combined. To establish a PMD, the engineers first define a severe earthquake event for the applicable geographic area, which is an earthquake that has only a 10% likelihood of occurring over a 50-year period. The PMD is determined as the structural and architectural damage and business interruption loss that has a 10% probability of being exceeded in the event of such an earthquake. Because a significant number of the Company's communities are located in the San Francisco Bay Area, the engineers' analysis defined an earthquake on the Hayward Fault with a Richter Scale magnitude of 7.1 as a severe earthquake with a 10% probability of occurring within a 50-year period. The engineers then established an aggregate PMD at that time of $113 million for the 60 West Coast communities that the Company owned at that time and the five communities under development. The $113 million PMD for those communities was a PMD level that the engineers expected to be exceeded only 10% of the time in the event of such a severe earthquake. The actual aggregate PMD could be higher or lower as a result of variations in soil classifications and structural vulnerabilities. For each community, the engineers' analysis calculated an individual PMD as a percentage of the community's replacement cost and projected revenues. No assurance can be given that an earthquake would not cause damage or losses greater than the PMD assessments indicate, that future PMD levels will not be higher than the current PMD levels for the Company's communities located on the West Coast, or that future acquisitions or developments will not have PMD assessments indicating the possibility of greater damage or losses than currently indicated.

     In August 1998, the Company renewed its earthquake insurance, both for physical damage and lost revenue, with respect to all communities it owned at that time and all of the communities under development. For any single occurrence, the Company self-insures the first $25 million of loss, and has in place $75 million of coverage above this amount. In addition, the Company's general liability and property casualty insurance provides coverage for personal liability and fire damage. In the event that an uninsured disaster or a loss in excess of insured limits were to occur, the Company could lose its capital invested in the affected community, as well as anticipated future revenue from that community, and would continue to be obligated to repay any mortgage indebtedness or other obligations related to the community. Any such loss could materially and adversely affect the business of the Company and its financial condition and results of operations.

INCLEMENT WEATHER

     The Company's communities in the Northeast and Midwest expose the Company to risks associated with inclement winter weather, including increased costs for the removal of snow and ice, as well as delays in the construction, reconstruction, development or redevelopment of apartment communities. In addition, such inclement weather could increase the need for maintenance and repairs on the communities. Similarly, unusually high rainfall or other inclement weather along the West Coast could result in increased costs due to delays in the construction, reconstruction, development or redevelopment of apartment communities.

POTENTIAL ENVIRONMENTAL LIABILITIES

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required (often regardless of knowledge or responsibility) to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases at its properties, and may be held liable to a governmental entity or to third parties for property damage and for investigation and remediation costs incurred by them in connection with the contamination, which costs may be substantial. The presence of such substances (or the failure to properly remediate the contamination) may have a material adverse effect on the owner's ability to borrow against, sell or rent the affected property. In addition, certain environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with the contamination.

     Certain federal, state and local laws and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of reconstruction, remodeling, renovation or demolition of a building. Those laws may impose liability for release of ACMs and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with its ownership and operation of the communities, the Company may potentially be liable for such costs.

     We are not aware that any ACMs were used in connection with the construction of the communities developed by the Company. However, ACMs were used in connection with the construction of several of the communities acquired by the Company (including communities acquired by Avalon before the Merger). We do not anticipate that the Company will incur any material liabilities in connection with the presence of ACMs at its communities. The Company currently has in place or intends to implement an operations and maintenance program for each of the communities at which ACMs have been detected.

     All of the Company's currently stabilized operating communities, and all of the communities currently under development or redevelopment, have been subjected to a Phase I or similar environmental assessment (which generally does not involve invasive techniques such as soil or ground water sampling). These assessments have not revealed any environmental conditions that we believe will have a material adverse effect on the Company's business, assets, financial condition or results of operations, and the Company is not aware of any other environmental conditions which the Company believes would have such a material adverse effect. However, the Company is aware that groundwater beneath one community under development, Toscana, has been affected by the migration of contamination from an upgradient landowner in the vicinity of the community. The upgradient landowner is undertaking remedial response actions and it is expected that the upgradient landowner will take all necessary response actions. The upgradient landowner has also provided an indemnity that runs to current and future owners of the Toscana property and upon which the Company may be able to rely should the Company incur environmental liability arising from the groundwater contamination at issue. We are also aware that certain communities have lead paint and we are undertaking or intend to undertake appropriate remediation or management activity. Furthermore, prior to their respective initial public offerings, Bay and Avalon had each been occasionally involved in developing, managing, leasing and operating various properties for third parties and may be considered an operator of such properties and, therefore, potentially liable for removal or remediation costs or other potential costs which could relate to hazardous or toxic substances. The Company is not aware of any material environmental liabilities with respect to properties it has managed or developed for such third parties.

     No assurance can be given that the environmental assessments identified all potential environmental liabilities, that no prior owner created any material environmental condition not known to the Company or the consultants preparing the assessments, that no environmental liabilities may have developed since such environmental assessments were prepared, that the condition of land or operations in the vicinity of the Company's communities (such as the presence of underground storage tanks) will not affect the environmental condition of such communities, or that future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations) will not result in imposition of environmental liability.

FEDERAL INCOME TAX RISKS -- FAILURE TO QUALIFY AS A REIT

     The Company intends to operate in a manner that will allow it to continue to qualify as a real estate investment trust (a "REIT"). Although we believe that the Company has been organized and operated in such a manner, no assurance can be given that the Company qualifies as a REIT or that the Company will remain qualified as a REIT in the future. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within our control. If either Bay or Avalon failed to qualify as a REIT prior to the Merger, this failure could also disqualify the Company as a REIT and/or subject it to significant tax liabilities.

     If the Company fails to qualify as a REIT, the Company will be subject to federal income tax at regular corporate rates. In this event, the Company could be subject to potentially significant tax liabilities, and the amount of cash available for distribution to stockholders would be reduced and possibly eliminated. Unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost.


                                   THE COMPANY

     The Company is a REIT that is focused exclusively on the ownership of institutional-quality apartment communities in high barrier-to-entry markets of the United States. These markets include Northern and Southern California and selected states in the Mid-Atlantic, Northeast, Midwest and Pacific Northwest regions of the country. The Company is a fully-integrated real estate organization with in-house acquisition, development, redevelopment, construction, reconstruction, financing, marketing, leasing and management expertise. With its experience and in-house capabilities, the Company believes it is well-positioned to continue to take advantage of opportunities to develop and acquire upscale apartment homes in its target markets.

     The Company elected to be taxed as a REIT for federal income tax purposes for the year ending December 31, 1994 and has not revoked that election. The Company was incorporated under the laws of the State of California in 1978 and was reincorporated in the State of Maryland in July 1995. Its principal executive offices are located at 2900 Eisenhower Avenue, Suite 300, Alexandria, Virginia 22314 and its telephone number at that location is (703) 329-6300. The Company also maintains super-regional offices in San Jose, California and Wilton, Connecticut and acquisition, development, redevelopment, construction, reconstruction or administrative offices in Boston, Massachusetts; Chicago, Illinois; Minneapolis, Minnesota; Newport Beach, California; New York, New York; Princeton, New Jersey; Richmond, Virginia; and Seattle, Washington.



                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds of the sale, if any, of the Shares offered hereby.

                           DESCRIPTION OF COMMON STOCK

     The description of the Company's Common Stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Charter and bylaws, as amended and in effect on the date hereof.

GENERAL

     Under the Charter, the Company has authority to issue 300 million shares of Common Stock. Under Maryland law, stockholders generally are not responsible for the Company's debts or obligations. As of August 31, 1998, the Company had outstanding 63,649,121 shares of Common Stock. The Common Stock is listed on the NYSE and the PCX under the symbol "AVB."

TERMS

     Subject to the preferential rights of any other shares or series of stock and to the provisions of the Company's Charter regarding Excess Stock, holders of shares of Common Stock will be entitled to receive dividends on shares of Common Stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

     Subject to the provisions of the Company's Charter regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of Preferred Stock, a plurality of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a director.

     Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

     The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     Subject to the provisions of the Company's Charter regarding Excess Stock, all shares of Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

     Pursuant to the MGCL, a corporation generally cannot dissolve, amend its Charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage is set forth in the Company's Charter, which percentage shall not in any event be less than a majority of all of the shares entitled to vote on such matter. The Company's Charter provides that whenever any vote of the holders of voting stock is required to amend or repeal any provision of the Charter, then in addition to any other vote of the holders of voting stock that is required by the Charter, the affirmative vote of the holders of a majority of the outstanding shares of stock of the Company entitled to vote on such amendment or repeal, voting together as a single class, and the affirmative vote of the holders of a majority of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of the Charter; provided, however, that the affirmative vote of the holders of not less than two-thirds of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class, and the affirmative vote of the holders of not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any of the provisions relating to the resignation or removal of directors, vacancies on the Board of Directors, independent directors, rights and powers of the Company, the Board of Directors and Officers (including amendments to the Charter), and the limitation of liability of directors and officers.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities. See "Restrictions on Transfers of Stock."

SHAREHOLDER RIGHTS AGREEMENT

     The Company has adopted a Shareholder Rights Agreement (the "Rights Agreement"), the purpose of which is, among other things, to enable stockholders to receive fair and equal treatment in the event of any proposed acquisition of the Company. The Rights Agreement may have the effect of delaying, deferring or preventing a change in control of the Company and, therefore, could adversely affect the stockholders' ability to realize a premium over the then-prevailing market price for the Common Stock in connection with such a transaction. The following summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Company's Rights Agreement, which was previously filed with the Commission on March 11, 1998 as an exhibit to the Company's Registration Statement on Form 8-A.

     In connection with the adoption of the Rights Agreement, the Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of the Company's Common Stock to stockholders of record as of the close of business on March 10, 1998 (the "Record Date"). Each Right entitles the registered holder thereof to purchase from the Company a unit ("Unit") consisting of one one-thousandth of a share of Series E Junior Participating Cumulative Preferred Stock, par value $0.01 per share, of the Company, at a cash exercise price of $160.00 per Unit, subject to adjustment.

     The Rights are currently not exercisable and are attached to and trade with all shares of Common Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and will become exercisable upon the earlier of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock (an "Acquiring Person"), or (ii) the close of business on the tenth business day following the commencement of a tender offer or exchange offer that would result upon its consummation in a person or group becoming the beneficial owner of 10% or more of the outstanding shares of Common Stock.

     In the case of certain stockholders of the Company who beneficially owned 10% or more of the outstanding shares of Common Stock as of March 9, 1998 (such stockholders are referred to in the Rights Agreement as "grandfathered persons"), the Rights generally will be distributed only if any such stockholder acquires or proposes to acquire additional shares of Company Common Stock. In addition, a "grandfathered person" generally will become an Acquiring Person only if such person acquires additional shares of Common Stock.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock, and the rights agent for the Rights, is First Union National Bank of Charlotte, North Carolina.


                       RESTRICTIONS ON TRANSFERS OF STOCK

     For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve (12) months or during a proportionate part of a shorter taxable year (in each case, other than the first such year). To ensure that the Company remains a qualified REIT, the Charter, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Ownership Limit") of any class or series of the Company's stock, and certain pension plans and mutual funds registered under the Investment Company Act of 1940 are permitted to own beneficially up to 15% (the "Look-Through Ownership Limit") of a class or series of the Company's stock. Any transfer of shares of the Company's stock or of any security convertible into shares of the Company's stock that would create a direct or indirect ownership of shares in excess of the Ownership Limit or the Look-Through

Ownership Limit, as applicable, or that would result in the disqualification of the Company as a REIT, including any transfer that would (i) result in the shares of stock being owned by fewer than 100 persons, (ii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code or
(iii) result in the Company constructively owning 10% or more of the ownership interests in a tenant of the Company within the meaning of Section 856(a)(5) of the Code, shall be null and void, and the intended transferee will acquire no rights to such shares of stock exceeding the applicable limit. In addition, if any purported transfer of stock or any other event would otherwise result in any person violating the Ownership Limit or the Look-Through Ownership Limit, as applicable, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the "Prohibited Transferee") as to that number of shares in excess of the applicable limit and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of applicable limit (the "Prohibited Owner") shall cease to own any right or interest) in such excess shares.

     Any such excess shares described above shall be automatically converted into an equal number of shares of Excess Stock and transferred automatically, by operation of law, to a trust, the beneficiary of which shall be a qualified charitable organization selected by the Company. If the shares that are converted into Excess Stock are not shares of common stock, then the Excess Stock into which they are converted shall be deemed to be a separate series of Excess Stock with a designation and title corresponding to the designation and title of the shares that have been converted. As soon as practicable after the transfer of shares to the trust, the trustee of the trust (who shall be designated by the Company and be unaffiliated with the Company and any Prohibited Transferee or Prohibited Owner) will be required to sell such shares of Excess Stock to a person or entity who could own such shares without violating the Ownership Limit or Look-Through Ownership Limit, as applicable, and distribute to the Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such shares of Excess Stock or the sales proceeds received by the trust for such shares of Excess Stock. Upon such transfer of shares of Excess Stock, such shares shall be automatically converted into an equal number of shares of the same class and series which was converted into such Excess Stock, and such shares of Excess Stock shall be automatically retired and canceled and shall thereupon be restored to the status of authorized but unissued shares of Excess Stock.

     In the case of any Excess Stock resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such Excess Stock to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such Excess Stock as of the date of such event or the sales proceeds received by the trust for such Excess Stock. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the beneficiary of the trust. Prior to a sale of any such Excess Stock by the trust, the trustee will be entitled to receive in trust for the beneficiary all dividends and other distributions paid by the Company with respect to such Excess Stock.

        In addition, subject to certain limited exceptions, shares of Excess Stock held in the trust shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer for a period of 90 days. Upon such a sale to the Company, the interest of the beneficiary of the trust in the Excess Stock sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

     The foregoing restrictions on transferability and ownership will not apply if the Company's Board determines that it is no longer in the best interest of the Company to continue to qualify as a REIT. The Board may, in its sole discretion, waive the Ownership Limit and the Look-Through Ownership Limit if evidence satisfactory to the Board is presented that the transfer of stock will not jeopardize the qualification of the Company as a REIT and the Board otherwise decides that such action is in the best interest of the Company.

     In addition, the Charter provides that each stockholder of the Company shall be required upon demand to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of stock as the Board deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The Ownership Limit and the Look-Through Ownership Limit may have the effect of delaying, deferring or preventing a change in control of the Company.

                               REGISTRATION RIGHTS

     The registration of the Shares pursuant to the Registration Statement of which this Prospectus is a part will discharge certain of the Company's obligations under the terms of (i) a Registration Rights Agreement dated as of December 22, 1997, (ii) a Registration Rights Agreement dated as of April 30, 1998, and (iii) a Registration Rights Agreement dated as of May 29, 1998 (collectively, the "Registration Rights Agreements").

     Pursuant to the Registration Rights Agreements, the Company has agreed to pay all expenses of registering the Shares (other than brokerage and underwriting commissions, taxes of any kind and any legal, accounting and other expenses incurred by a holder thereunder). The Company also has agreed under the Registration Rights Agreements to indemnify each Selling Stockholder and its officers, directors and other affiliated persons and any person who controls any Selling Stockholder against losses, claims, damages and expenses arising under the securities laws in connection with the Registration Statement or this Prospectus, subject to certain limitations. In addition, each Selling Stockholder under the Registration Rights Agreements severally agreed to indemnify the Company and its respective directors, officers and any person who controls the Company against all losses, claims, damages and expenses arising under the securities laws insofar as such loss, claim, damage or expense relates to information furnished to the Company by such Selling Stockholder for use in the Registration Statement or Prospectus or an amendment or supplement thereto or the failure by such Selling Stockholder (through no fault of the Company) to deliver or cause to be delivered this Prospectus or any amendment or supplement thereto to any purchaser of Shares covered by the Registration Statement from such Selling Stockholder.


                        FEDERAL INCOME TAX CONSIDERATIONS

     The Company believes it has operated, and the Company intends to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify.

     The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the treasury regulations thereunder. The following summary is qualified in its entirety by such reference.

     Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders.

        In any year in which the Company qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than a dividend or capital gain income, and will reduce the basis for the stockholder's capital stock with respect to the distribution paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of such capital stock.

     Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Common Stock offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.

                              SELLING STOCKHOLDERS

     As used herein, "Selling Stockholders" are those persons listed below who currently hold Units and those persons listed below who may, at the Company's option, receive Shares upon the exercise of their rights to require the redemption of their Units.

     The following table provides the names of and the number of shares of Common Stock and Units owned by each Selling Stockholder as of July 15, 1998. The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders. Since the Company is not required to issue Shares upon the redemption of Units and the Selling Stockholders may sell all, some or none of the Shares, the Company can only estimate, by assuming that the Selling Stockholders sell all of the Shares, the number and percentage of shares of Common Stock that each Selling Stockholder will own upon completion of the offering to which this Prospectus relates.

     The amounts set forth below are based upon information provided to the Company by the Selling Stockholders, or on the Company's records, as of the date set forth in the table below and are accurate to the Company's knowledge. It is possible, however, that those Selling Stockholders may acquire or dispose of beneficial ownership of additional shares of the Company's Common Stock from time to time after the date of this Prospectus.



                                                                    Units Owned as of                Number of Shares
                                             Shares of              July 15,1998 that              of Common Stock Owned
                                           Common Stock              may be Redeemed                 After Offering(1)
                                           Owned as of                for Shares of            ----------------------------
       Name                               July 15, 1998(2)          Common Stock(3)            Number            Percent(4)
       ----                               ----------------          -----------------          ------            ----------
-----------------------------------------------------------------------------------------------------------------------------
Craig C. Avery                                         0                    20,050.33                0                 *
-----------------------------------------------------------------------------------------------------------------------------
Stanford Baratz                                        0                   23,160.40(5)              0                 *
-----------------------------------------------------------------------------------------------------------------------------
Amy Baratz Irrevocable Trust dated                     0                    3,816.91(6)              0                 *
May 17, 1990, Sidney Kaplan or
Steve Schachtman, Trustees
-----------------------------------------------------------------------------------------------------------------------------
Children's Trust dated November 20,                    0                   15,266.89(7)              0                 *
1990, Victor Greenstein, Trustee
-----------------------------------------------------------------------------------------------------------------------------
CFP Residential, L.P.                                  0                   55,630.30(8)              0                 *
-----------------------------------------------------------------------------------------------------------------------------
Chasewood Bloomington Limited                          0                   45,514.09(9)              0                 *
-----------------------------------------------------------------------------------------------------------------------------
Crow Residential Realty Investors,                     0                       76.83(10)             0                 *
L.P.
-----------------------------------------------------------------------------------------------------------------------------
Christopher T. Carley                                  0                    14,636.88                0                 *
-----------------------------------------------------------------------------------------------------------------------------
James G. Carswell                                      0                     2,356.38                0                 *
-----------------------------------------------------------------------------------------------------------------------------
Brian K. Cranor                                        0                    15,657.96                0                 *
-----------------------------------------------------------------------------------------------------------------------------
Dennis Doyle                                           0                     4,076.60                0                 *
-----------------------------------------------------------------------------------------------------------------------------
Margaret Doyle                                         0                    19,083.80                0                 *
-----------------------------------------------------------------------------------------------------------------------------
Welsh Residential Acquisition and                      0                       763.69                0                 *
Development, Inc.
-----------------------------------------------------------------------------------------------------------------------------
David J. Elwell                                        0                     3,800.79                0                 *
-----------------------------------------------------------------------------------------------------------------------------
David J. Hubbard(11)                                   0                    38,634.74                0                 *
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Perry M. Parrott, Jr.                                  0                   4,264.83                  0                 *
-----------------------------------------------------------------------------------------------------------------------------
Nancy Lux                                              0                   4,061.23(12)              0                 *
-----------------------------------------------------------------------------------------------------------------------------
Robert Lux                                             0                  25,191.02(13)              0                 *
-----------------------------------------------------------------------------------------------------------------------------
Randy J. Pace                                     53,152                  10,273.71                  0                 *
-----------------------------------------------------------------------------------------------------------------------------
John R. Patterson                                      0                     135.22                  0                 *
-----------------------------------------------------------------------------------------------------------------------------
James C. Potts                                         0                     133.68                  0                 *
-----------------------------------------------------------------------------------------------------------------------------
J. Daryl Reyna                                         0                   1,050.27                  0                 *
-----------------------------------------------------------------------------------------------------------------------------
David R. Seiler                                        0                     911.20                  0                 *
-----------------------------------------------------------------------------------------------------------------------------
TCF Interests Partnership, Ltd.                        0                     857.43(14)              0                 *
-----------------------------------------------------------------------------------------------------------------------------
TCF Residential Partnership, Ltd.                      0                  21,079.08(15)              0                 *
-----------------------------------------------------------------------------------------------------------------------------
J. Ronald Terwilliger                            363,556(16)(17)          76,763.17            363,556                 *
-----------------------------------------------------------------------------------------------------------------------------
J. Ronald Terwilliger Grantor Trust                    0                      76.83(18)              0                 *
-----------------------------------------------------------------------------------------------------------------------------
James E. Thomas                                        0                  11,938.62                  0                 *
-----------------------------------------------------------------------------------------------------------------------------
Leonard W. Wood                                        0                  15,132.44(19)              0                 *
-----------------------------------------------------------------------------------------------------------------------------
Leonard W. Wood Family Limited                         0                  24,369.70                  0                 *
Partnership Grantor Trust
-----------------------------------------------------------------------------------------------------------------------------
Leonard W. Wood Family Limited                         0                  42,642.18                  0                 *
Partnership
-----------------------------------------------------------------------------------------------------------------------------

----------------

Notes:

*  Less than 1%


1. Assumes that all Shares issuable upon redemption of Units are sold by the Selling Stockholders.

2. As of August 31, 1998, none of the Selling Stockholders held options to purchase Common Stock that were exercisable within 60 days. Does not include Shares issuable upon redemption of Units shown in the adjacent column.

3. All Units listed in this column can be redeemed on a one-for-one basis for shares of the Company's Common Stock under certain conditions. Upon such redemption, all such Shares may be offered for sale hereby.

4. Percentage of ownership is based on 63,649,121 shares of Common Stock outstanding on August 31, 1998.

5.  Includes (a) 3,816.91 Units owned by a trust for Mr. Baratz's spouse and
(b) 15,266.89 Units owned by a trust for the benefit of Mr. Baratz's minor children. Mr. Baratz may be deemed to be the beneficial owner of the Shares issuable upon redemption of such Units under Rule 13d-3 under the Exchange Act ("Rule 13d-3").

6. Represents Units owned by a trust for the benefit of Stanford Baratz's spouse as to which Messrs. Kaplan and Schachtman are trustees. Mr. Baratz may be deemed the beneficial owner of the Shares issuable upon redemption of such Units under Rule 13d-3.

7. Represents Units owned by a trust for the benefit of Stanford Baratz's minor children as to which Mr. Greenstein is trustee. Mr. Baratz may be deemed the beneficial owner of the Shares issuable upon redemption of such Units under Rule 13d-3.

8. Units are beneficially owned by the partners of the limited partnership. Crow Family, Inc. is the general partner of this Unit holder and may be deemed to be the beneficial owner of such Units under Rule 13d-3. The Chief Executive Officer of Crow Family, Inc. is Harlan R. Crow, who may be deemed the beneficial owner of the Shares issuable upon redemption of such Units under Rule 13d-3.

9.  Units are beneficially owned by the partners of the limited partnership.
TCF Interests Limited Partnership, Ltd., the general partner of this Unit holder, and Mill Spring Holdings, Inc., the general partner of TCF Interests Limited Partnership, Ltd., may be deemed to be the beneficial owner of the Shares issuable upon redemption of such Units under Rule 13d-3. The Chief Executive Officer of Mill Spring Holdings, Inc. is Harlan R. Crow, who may be deemed the beneficial owner of the Shares issuable upon redemption of such Units under Rule 13d-3.

10. Units are beneficially owned by the partners of the limited partnership. Crow Family, Inc. is the general partner of this Unit holder and may be deemed to be the beneficial owner of the Shares issuable upon redemption of such Units under Rule 13d-3. The Chief Executive Officer of Crow Family, Inc. is Harlan R. Crow, who may be deemed the beneficial owner of the Shares issuable upon redemption of such Units under Rule 13d-3.

11. Mr. Hubbard is Vice President-Development of the Company.

12. Does not include Shares issuable upon redemption of 25,191.02 Units owned by Mrs. Lux's spouse, which may be deemed to be beneficially owned by Mrs. Lux under Rule 13d-3.

13. Does not include Shares issuable upon redemption of 4,061.23 Units owned by Mr. Lux's spouse, which may be deemed to be beneficially owned by Mr. Lux under Rule 13d-3.

14. Units are beneficially owned by the partners of the limited partnership. Mill Spring Holdings, Inc. is the general partner of this Unit holder and may be deemed to be the beneficial owner of the Shares issuable upon redemption of such Units under Rule 13d-3. Does not include Units owned by Chase Bloomington Limited or the Shares issuable upon redemption of such Units, of which this Unitholder is the general partner and may be deemed the beneficial owner under Rule 13d-3. The Chief Executive Officer of Mill Spring Holdings, Inc. is Harlan
R. Crow, who may be deemed the beneficial owner of the Shares issuable upon redemption of such Units under Rule 13d-3.

15. Units are beneficially owned by the partners of the limited partnership. Mill Spring Holdings, Inc. is the general partner of this Unitholder and may be deemed to be the beneficial owner of such Units under Rule 13d-3. The Chief Executive Officer of Mill Spring Holdings, Inc. is Harlan R. Crow, who may be deemed the beneficial owner of the Shares issuable upon redemption of such Units under Rule 13d-3.

16. Includes (a) 79,035 shares of Common Stock issuable upon redemption of limited partnership units of other limited partnerships that are not registered for resale pursuant to this prospectus and (b) 140,358 shares of Common Stock held by the Terwilliger Family Foundation Charitable Trust, all of which may be deemed to be beneficially owned by Mr. Terwilliger under Rule 13d-3.

17. Does not include 76.83 Units owned by the J. Ronald Terwilliger Grantor Trust, of which Mr. Terwilliger is the sole trustee and in that capacity has the power to revoke the trust. Mr. Terwilliger may be deemed to be the beneficial owner of the Shares issuable upon redemption of such Units under Rule 13d-3.

18. Does not include (a) 284,521 shares of Common Stock, (b) 79,035 shares of Common Stock issuable upon redemption of limited partnership units of other limited partnerships or (c) 76,763.18 Units, all of which may be deemed to be beneficially owned by J. Ronald Terwilliger under Rule 13d-3.

19. Does not include (a) 42,642.19 Units owned by the Leonard W. Wood Family Limited Partnership or (b) 24,369.71 Units owned by the Leonard W. Wood Family Limited Partnership Grantor Trust. Mr. Wood may be deemed to be the beneficial owner of the Shares issuable upon redemption of such Units under Rule 13d-3.

                              PLAN OF DISTRIBUTION

     This Prospectus relates to the offer and sale from time to time of the Shares by the Selling Stockholders. The Company has registered the Shares for sale pursuant to its obligations under the Registration Rights Agreements, but registration of such Shares does not necessarily mean that all of the Shares will be issued by the Company or that any of the Shares will be offered or sold by the Selling Stockholders.

     The Shares offered hereby may be sold from time to time on the NYSE or the PCX on terms to be determined at the time of such sales. The Selling Stockholders may also make private sales directly or through a broker or brokers. Alternatively, the Selling Stockholders may from time to time offer Shares to or through underwriters, dealers or agents, who may receive consideration in the form of discounts and commissions; such compensation, which may be in excess of ordinary brokerage commissions, may be paid by the Selling Stockholders and/or the purchasers of the Shares offered hereby for whom such underwriters, dealers or agents may act. The Selling Stockholders and any dealers or agents that participate in the distribution of the Shares offered hereby may be deemed to be "underwriters" as defined in the Securities Act, and any profit on the sale of such Shares offered hereby by them and any discounts, commissions or concessions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate proceeds to the Selling Stockholders from sales of the Shares offered by the Selling Stockholders hereby will be the purchase price of such Shares less brokers' commissions.

     To the extent required, the specific Shares to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement

     The Shares offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.

     In order to comply with the securities laws of certain states, if applicable, the Shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Common Stock offered hereby may not simultaneously engage in market making activities with respect to the Common Stock for a period of two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-6 and 10b-7, which may limit the timing of purchases and sales by the Selling Stockholders.

     The Company will pay substantially all of the expenses incurred by the Selling Stockholders and the Company incident to the offering and sale of the Shares to the public, but excluding any underwriting discounts, fees, commissions or transfer taxes.

     The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  LEGAL MATTERS


     Certain legal matters, including the legality of the Shares and certain tax matters, will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

                                    EXPERTS


     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company (formerly Bay Apartment Communities, Inc.) for the year ended December 31, 1997 and the Annual Report on Form 10-K of Avalon Properties, Inc. for the year ended December 31, 1997, the audited historical summary of revenues and direct operating expenses included on pages F-1 through F-6 of the Company's Form 8-K dated March 27, 1998 and the audited historical summary of operating revenue and expenses included on pages 5 through 8 of the Company's Form 8-K dated August 5, 1998, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================

        No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or any other person. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Shares offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.



                                TABLE OF CONTENTS

                                                 PAGE
                                                 ----
Available Information..........................    2
Incorporation of Certain
  Documents by Reference.......................    3
Forward-Looking Statements.....................    4
Risk Factors...................................    4
The Company....................................    9
Use of Proceeds................................   10
Description of Common Stock....................   10
Restrictions on Transfers of Capital Stock.....   11
Registration Rights............................   13
Federal Income Tax Considerations..............   13
Selling Stockholders...........................   14
Plan of Distribution...........................   17
Legal Matters..................................   17
Experts........................................   17


===============================================================================

===============================================================================


                                 482,313 Shares




                                   AVALON BAY
                                COMMUNITIES, INC.






                                  Common Stock



                               -------------------
                                   PROSPECTUS
                               -------------------




                              September __, 1998



================================================================================

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee and NASD fee are estimated):

        Registration fee                                  $ 4,704
        Legal fees and expenses                            15,000
        Blue Sky expenses                                   1,000
        Miscellaneous                                       5,000
                                                          -------
               TOTAL                                      $25,704
                                                          =======

     All expenses in connection with the issuance and distribution of the securities being offered will be borne by the Company.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Subject to certain limited exceptions, the Company's Charter and Bylaws, each as amended, limit the liability of the Company's Directors and officers to the Company and its stockholders for money damages for any breach of any duty owed by such Director or officer of the Company to the fullest extent permitted by Maryland law. The Maryland General Corporation Law ("MGCL") generally permits the liability of Directors and officers to a corporation or its stockholders for money damages to be limited, unless it is proved that (i)(a) the Director or officer actually received an improper personal benefit in money, property or services, (b) the Director or officer acted in bad faith, or (c) the Director's or officer's act or omission was the result of active and deliberate dishonesty, and (ii) the Director's or officer's act or omission was material to the matter giving rise to the proceeding. However, if the proceeding was one by or in the right of the Company, indemnification may not be made in respect of any proceeding in which the Director or officer shall have been adjudged to be liable to the Company. These provisions do not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

     Pursuant to the authority granted in the Company's Charter and Bylaws, the Company has also entered into indemnification agreements with certain of its executive officers and members of the Board of Directors who are not officers of the Company, pursuant to which the Company has agreed to indemnify them against certain liabilities incurred in connection with their service as executive officers and/or Directors. These provisions and contracts could reduce the legal remedies available to the Company and its stockholders against these individuals.

ITEM 16.  EXHIBITS.


Exhibit No.      Description
-----------      -----------
    5.1        Opinion of Goodwin, Procter & Hoar LLP regarding the legality of the securities being registered.

    8.1        Opinion of Goodwin, Procter & Hoar  LLP as to certain tax matters.

   23.1        Consent of PricewaterhouseCoopers LLP, Independent Accountants.

   23.2        Consent of Goodwin, Procter & Hoar  LLP (included in Exhibit 5.1 hereto).

   24.1        Powers of Attorney (included in Part II of this registration statement).

ITEM 17.  UNDERTAKINGS.

        (a)    The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement; and

                   (iii) To include any material information with respect to
                         the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the undersigned registrant pursuant to
               Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

                    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, Avalon Bay Communities, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alexandria, Virginia, on this 31st day of August, 1998.


                                                   AVALON BAY COMMUNITIES, INC.



                                                   By: /s/ Richard L. Michaux
                                                       -------------------------
                                                       Richard L. Michaux
                                                       Chief Executive Officer




     KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Avalon Bay Communities, Inc. hereby severally constitute Richard L. Michaux and Gilbert M. Meyer, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, and generally to do all such things in our names and in our capacities as officers and directors to enable Avalon Bay Communities, Inc. to comply with the provisions of the Securities Act and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                    Signature                                  Capacity                     Date
                    ---------                                  --------                     ----
            /s/ Gilbert M. Meyer                  Executive Chairman of the Board       August 31, 1998
--------------------------------------------
                GILBERT M. MEYER


            /s/ Richard L. Michaux                Director and Chief Executive          August 31, 1998
--------------------------------------------      Officer (Principal Executive
                RICHARD L. MICHAUX                Officer)


            /s/ Charles H. Berman                 Director, President and               August 31, 1998
--------------------------------------------      Chief Operating Officer
                CHARLES H. BERMAN


            /s/ Bruce A. Choate                   Director                              August 31, 1998
--------------------------------------------
                BRUCE A. CHOATE


            /s/ Michael A. Futterman              Director                              August 31, 1998
--------------------------------------------
                MICHAEL A. FUTTERMAN

                                      II-3


           /s/ John J. Healy, Jr.                Director                              August 31, 1998
--------------------------------------------
               JOHN J. HEALY, JR.


           /s/ Christopher B. Leinberger         Director                              August 31, 1998
--------------------------------------------
               CHRISTOPHER B. LEINBERGER


           /s/ Richard W. Miller                 Director                              August 31, 1998
--------------------------------------------
               RICHARD W. MILLER


           /s/ Brenda J. Mixson                  Director                              August 31, 1998
--------------------------------------------
               BRENDA J. MIXSON


           /s/ Thomas H. Nielsen                 Director                              August 31, 1998
--------------------------------------------
               THOMAS H. NIELSEN


           /s/ Lance R. Primis                   Director                              August 31, 1998
--------------------------------------------
               LANCE R. PRIMIS


           /s/ Allan D. Schuster                 Director                              August 31, 1998
--------------------------------------------
               ALLAN D. SCHUSTER


           /s/ Thomas J. Sargeant
-----------------------------------------------  Senior Vice President, Chief          August 31, 1998
               THOMAS J. SARGEANT                Financial Officer and Treasurer
                                                 (Principal Financial and Accounting
                                                 Officer)

                                      II-4

                                  EXHIBIT INDEX

Exhibit No.                                     Description
-----------                                     -----------
    5.1            Opinion of Goodwin, Procter & Hoar  LLP as to the legality of the Securities being registered.

    8.1             Opinion of Goodwin, Procter & Hoar  LLP as to certain tax matters.

   23.1            Consent of PricewaterhouseCoopers LLP, Independent Accountants.

   23.2            Consent of Goodwin, Procter & Hoar  LLP (included in Exhibit 5.1 hereto).

   24.1            Powers of Attorney (included in Part II of this registration statement).
